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                                                                       EXHIBIT 8

                        [LETTERHEAD--ALSTON & BIRD LLP]

                                January 9, 1998

FLAG Financial Corporation
101 North Greenwood Street
LaGrange, Georgia 30240

Middle Georgia Bankshares, Inc.
2233 Pine Street
Unadilla, Georgia 31091

Ladies and Gentlemen:

     We have acted as counsel to FLAG Financial Corporation, a corporation organized under the laws of the State of Georgia ("FLAG"), in connection with the proposed merger (the "Merger") of Middle Georgia Bankshares, Inc., a corporation organized under the laws of the State of Georgia ("Middle Georgia"), with and into FLAG pursuant to the Agreement and Plan of Merger (the "Agreement"), dated as of October 28, 1997, by and between FLAG and Middle Georgia.

     For purposes of the opinion set forth below, we have relied, with the consent of Middle Georgia and the consent of FLAG, upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained in certificates of the officers of FLAG and Middle Georgia made to us (dated January 8, 1998, and January 9, 1998, respectively) and have assumed that such certificates will be complete and accurate as of the effective date of the Merger. We have also relied upon the accuracy of the Registration Statement on Form S-4 filed by FLAG (the "Registration Statement") and the Joint Proxy Statement/Prospectus included therein (together, the "Proxy Statement"). We have also assumed that the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement. Any capitalized term used and not defined herein has the meaning given to it in the Proxy Statement or the annexes thereto (including the Agreement).

     On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that:

     (a) The shareholders of Middle Georgia will recognize no gain or loss upon the exchange of their Middle Georgia Common Stock solely for shares of FLAG Common Stock.

     (b) The aggregate tax basis of the FLAG Common Stock received by the Middle Georgia shareholders in the Merger will, in each instance, be the same as the aggregate tax basis of the Middle Georgia Common Stock surrendered in exchange therefor, less the basis of any fractional share of FLAG Common Stock settled by cash payment.

     (c) The holding period of the FLAG Common Stock received by the Middle Georgia shareholders will, in each instance, include the period during which the Middle Georgia Common Stock surrendered in exchange therefor was held, provided that the Middle Georgia Common Stock was held as a capital asset on the date of the exchange.

     (d) The payment of cash to Middle Georgia shareholders in lieu of fractional share interests of FLAG Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by FLAG. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed. Generally, any gain or loss
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FLAG Financial Corporation
Middle Georgia Bankshares, Inc.
January 9, 1998
Page 2

recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging shareholder.

     (e) Where solely cash is received by a Middle Georgia shareholder in exchange for Middle Georgia Common Stock pursuant to the exercise of dissenters' rights, the former Middle Georgia shareholder will be subject to federal income tax as a result of such transaction. The cash will be treated as having been received as a redemption in exchange for such holder's Middle Georgia Common Stock, subject to the provisions and limitations of Section 302 of the Code.

     Upon the subsequent sale or exchange of FLAG Common Stock, a holder of such stock generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property received upon the sale or exchange and such holder's adjusted tax basis in the FLAG Common Stock. Under recently enacted legislation, capital gains recognized by certain non-corporate holders of FLAG Common Stock generally will be subject to a maximum federal income tax rate of 20% if the shares sold or exchanged are held for more than 18 months, and to a maximum federal income tax rate of 28% if such shares are held for more than one year but are not held for more than 18 months.

     If the Merger fails to qualify as a tax-free reorganization for any reason, the principal federal income tax consequences, under currently applicable law, would be as follows: (i) gain or loss would be recognized to Middle Georgia as a result of the Merger (and FLAG would succeed to any resulting tax liability as a matter of law); (ii) gain or loss would be recognized by the holders of Middle Georgia Common Stock upon the exchange of such shares in the Merger for shares of FLAG Common Stock; (iii) the tax basis of the FLAG Common Stock to be received by the holders of Middle Georgia Common Stock in the Merger would be fair market value of such shares of FLAG Common Stock at the Effective Time; and
(iv) the holding period of such shares of FLAG Common Stock to be received by Middle Georgia shareholders pursuant to the Merger would begin the day after the Effective Time.

     The federal income tax consequences described herein may not apply to certain classes of taxpayers, including without limitation, holders who do not hold their Middle Georgia Common Stock as a capital asset, who received such stock upon the exercise of employee stock options or otherwise as compensation, who hold such stock as part of a "straddle" or "conversion transaction" for federal income tax purposes, or who are foreign persons, tax exempt entities, insurance companies, financial institutions or securities dealers.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this opinion in the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                          Very truly yours,

                                          ALSTON & BIRD LLP

                                          By:      /s/ PINNEY L. ALLEN
                                            ------------------------------------
                                                  Pinney L. Allen, Partner